

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 26, 2009

Thomas McCusker
Executive Vice President for Business Conduct & General Counsel
*info*GROUP Inc.
5711 South 86th Circle
Omaha, Nebraska 68127

> **RE:** *info*GROUP Inc.
> **Form 10-K for the Year ended December 31, 2007**
> **File No. 000-19598**
> **Filed August 8, 2008**

Dear Mr. McCusker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director